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CUSIP NO. 58606R403                    13D                     PAGE 1 OF 9 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                          Memory Pharmaceuticals Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58606R403
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                                 (CUSIP Number)

                                 Raymond Charest
                     c/o Oxford Bioscience Partners IV L.P.
                               222 Berkeley Street
                           Boston, Massachusetts 02116
                                 (617-357-7474)
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 25, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 58606R403                    13D                     PAGE 2 OF 9 PAGES
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                                  Schedule 13D

Item 1. Security and Issuer.
        --------------------

     This statement relates to the Common Stock, $0.001 par value (the "Common Stock") of Memory Pharmaceuticals Corp. (the "Issuer"), having its principal executive office at 100 Philips Parkway, Montvale, New Jersey 07645.

Item 2. Identity and Background.
        ------------------------

     (a) This statement is being filed by Oxford Bioscience Partners IV L.P. ("Oxford IV"); mRNA Fund II L.P. ("mRNA II" and, together with Oxford IV, the "Funds"); OBP Management IV L.P. ("OBP IV"), which is the sole general partner of the Funds; and Jeffrey T. Barnes ("Barnes"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners"). The General Partners are the individual general partners of OBP IV. The Funds, OBP IV and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

     (b) The address of the principal business office of the Funds, OBP IV, Barnes, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

     (c) The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of the Funds. The principal business of each of the General Partners is to manage the affairs of OBP IV.

     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

     (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Funds and OBP IV are limited partnerships organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Not applicable.

Item 4. Purpose of Transaction.
        -----------------------

     On November 25, 2008 the Issuer, Hoffman-La Roche Inc., a New Jersey corporation ("Roche") and 900 North Point Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Roche ("Merger Subsidiary") entered into an Agreement and Plan of Merger (the "Merger Agreement," a copy of which is attached hereto as Exhibit 1). Pursuant to the Merger Agreement, and subject to its terms and conditions, Merger Subsidiary will commence a tender offer (the "Offer") to acquire all of the outstanding shares of the Common Stock of the Issuer. Further, pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Subsidiary will merge with and into the Issuer and Issuer will become a wholly-owned subsidiary of Roche.

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CUSIP NO. 58606R403                    13D                     PAGE 3 OF 9 PAGES
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     In connection with the Merger Agreement, the Funds, certain other shareholders of the Issuer (the "Other Shareholders") and Roche entered into a Stockholder Tender and Support Agreement (the "Tender Agreement," a copy of which is attached hereto as Exhibit 2). Under the terms of the Tender Agreement, the Funds have agreed, among other things, subject to the termination of the Tender Agreement (1) to tender in the Offer (and not to withdraw) all shares of the Issuer's Common Stock beneficially owned or thereafter acquired by them, (2) to vote such shares in support of the merger in the event stockholder approval is required to consummate the merger and against any competing transaction, (3) to irrevocably appoint Roche as their proxy to vote such shares in connection with the Merger Agreement, (4) to not, and to use best efforts to ensure its affiliates do not: solicit, facilitate or encourage a third-party proposal of acquisition or otherwise enter into any agreement related thereto, and (5) not to otherwise transfer any of their shares. The Tender Agreement will terminate upon the termination of the Merger Agreement or in certain other events.

     Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     (a) Oxford IV is the record owner of 3,595,503 shares of Common Stock and warrants to purchase 911,902 shares of Common Stock exercisable within 60 days (the "Oxford IV Warrants"), and thus may be deemed to be the beneficial owner of 4,507,405 shares of Common Stock (the "Oxford IV Shares"). mRNA II is the record owner of 36,076 shares of Common Stock and warrants to purchase 9,149 shares of Common Stock exercisable within 60 days (the "mRNA II Warrants"), and thus may be deemed to be the beneficial owner of 45,225 shares of Common Stock (the "mRNA II Shares"). As the sole general partner of each of Oxford IV

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CUSIP NO. 58606R403                    13D                     PAGE 4 OF 9 PAGES
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and mRNA II, OBP IV may be deemed to own beneficially the Oxford IV Shares and the mRNA II Share. By virtue of their relationship as affiliated partnerships that share a sole general partner, each of the Funds may be deemed to share the power to direct the disposition and vote of the Oxford IV Shares and the mRNA II Shares for an aggregate of 4,552,630 shares (the "Firm Shares"). As individual general partners of OBP IV, each of the General Partners may be deemed to own beneficially all of the Firm Shares.

     As general partners of the general partner of each of (i) Oxford Bioscience Partners II L.P., a Delaware limited partnership; (ii) Oxford Bioscience Partners (Adjunct) II L.P., a Delaware limited partnership; (iii) Oxford Bioscience Partners (GS-Adjunct) II L.P., a Delaware limited partnership; (iv) Oxford Bioscience Partners II (Annex) L.P., a Delaware limited partnership; and
(v) Oxford Bioscience Partners (Bermuda) II Limited Partnership, a Bermuda limited partnership (collectively, the "OBP II Funds"), each of Fleming and Walton may be deemed to own beneficially the 2,361,861 shares of Common Stock and warrants to purchase 184,210 shares of Common Stock exercisable within 60 days (the "OBP II Warrants") held of record by the OBP II Funds (collectively, the "OBP II Shares").

     Fleming holds options to purchase 50,000 shares of Common Stock exercisable within 60 days (the "Fleming Options").

     Based on the Firm Shares, each Reporting Person, other than Fleming and Walton, may be deemed to beneficially own 5.5% of the Common Stock of the Issuer, which percentage is calculated based upon 83,164,101 shares, which includes 82,243,050 shares reported to be outstanding in the Issuer's most recent Form 10-Q, which was filed with respect to the period ending September 30, 2008 (the "10-Q Shares"), the Oxford IV Warrants and the mRNA II Warrants. Based on the Firm Shares, the OBP II Shares and the Fleming Options, Fleming may be deemed to beneficially own 8.6% of the Common Stock of the Issuer, which percentage is calculated based upon 83,398,311 shares, which includes the 10-Q Shares, the Oxford IV Warrants, the mRNA II Warrants, the OBP II Warrants and the Fleming Options. Based on the Firm Shares and the OBP II Shares, Walton may be deemed to beneficially own 8.5% of the Common Stock of the Issuer, which percentage is calculated based upon 83,348,311 shares, which includes the 10-Q Shares, the Oxford IV Warrants, the OBP II Warrants and the mRNA II Warrants.

     As described in Item 4, each of Oxford IV, mRNA II and the Other Shareholders has agreed, pursuant to the terms of the Tender Agreement, among other things, to vote to approve the merger contemplated in the Merger Agreement and has granted Roche a proxy to vote their shares to approve the merger.

     The Funds and the Other Shareholders own, in the aggregate, 24,221,466 shares of Common Stock and options and warrants to purchase 6,523,533 shares of Common Stock.

     If the Funds and the Other Shareholders are considered a "group" because of their participation in the Tender Agreement, each Reporting Person may be deemed to beneficially own 30,744,999 shares of Common Stock of the Issuer, representing 34.6% of the Common Stock of the Issuer, which percentage is calculated based upon the 10-Q Shares and the aggregate options and warrants to purchase shares of Common Stock held by the Funds and the Other Shareholders (assuming for purposes herein that all such options and warrants are exercisable within 60 days). Each Reporting Person disclaims membership in a "group." Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for (i) Oxford IV, with respect to the Oxford IV Shares, (ii) mRNA II, with respect to the mRNA II Shares and (iii) Fleming, with respect to the Fleming Options.

     (b) Regarding the number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                           0 shares for each of the Reporting Persons, other than Fleming, and 50,000 shares for Fleming.

                  (ii) shared power to vote or to direct the vote:

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CUSIP NO. 58606R403                    13D                     PAGE 5 OF 9 PAGES
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                           4,552,630 shares for each of the Reporting Persons,
                           other than Fleming and Walton, and 7,098,701 shares for Fleming and Walton.

                  (iii) sole power to dispose or to direct the disposition:

                           0 shares for each of the Reporting Persons, other than Fleming, and 50,000 shares for Fleming.

                  (iv) shared power to dispose or to direct the disposition:

                            4,552,630 shares for each of the Reporting Persons,
                           other than Fleming and Walton, and 7,098,701 shares for Fleming and Walton.

     (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

     (e) Mark P. Carthy previously ceased to be a general partner of OBP IV and accordingly is no longer deemed to share the power to direct the disposition or vote of the Firm Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

     See Items 4 and 5 above.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     Exhibit 1 - Agreement and Plan of Merger, dated as of November 25, 2008*

     Exhibit 2 - Stockholder Tender and Support Agreement, dated as of November
                 25, 2008*

     Exhibit 3 - Agreement regarding filing of joint Schedule 13D.

     Exhibit 4 - Power of Attorney regarding Schedule 13D filings.





--------
* Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2008.
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CUSIP NO. 58606R403                    13D                     PAGE 6 OF 9 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2008

                             OXFORD BIOSCIENCE PARTNERS IV L.P.

                             By:  OBP MANAGEMENT IV L.P.
                                  Its General Partner

                                  By:              *
                                      ----------------------------
                                        Jonathan J. Fleming
                                        General Partner

                             mRNA FUND II L.P.

                             By:  OBP MANAGEMENT IV L.P.
                                  Its General Partner

                                  By:              *
                                      ----------------------------
                                        Jonathan J. Fleming
                                        General Partner

                             OBP MANAGEMENT IV L.P.

                             By:          *
                                  -----------------------------
                                  Jonathan J. Fleming
                                  General Partner


                                     *
                             ----------------------------
                             Jeffrey T. Barnes


                                     *
                             ----------------------------
                             Jonathan J. Fleming


                                     *
                             ----------------------------
                             Michael E. Lytton


                                     *
                             ----------------------------
                             Alan G. Walton



*By: /s/ Raymond Charest
     --------------------------------------
     Raymond Charest as Attorney-in-Fact

     This Schedule 13D was executed by Raymond Charest pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Power of Attorney is incorporated herein by reference and a copy of which are attached hereto as Exhibit 4.

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CUSIP NO. 58606R403                    13D                     PAGE 7 OF 9 PAGES
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                                                                       Exhibit 3
                                                                       ---------
                            JOINT FILING UNDERTAKING

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Memory Pharmaceuticals Corp., is being filed on behalf of each of the undersigned.

Dated: December 5, 2008

                             OXFORD BIOSCIENCE PARTNERS IV L.P.

                             By:  OBP MANAGEMENT IV L.P.
                                  Its General Partner

                                  By:         *
                                      -------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                             mRNA FUND II L.P.

                             By:  OBP MANAGEMENT IV L.P.
                                  Its General Partner

                                  By:         *
                                      -------------------------------
                                      Jonathan J. Fleming
                                      General Partner

                             OBP MANAGEMENT IV L.P.

                             By:          *
                                  ------------------------------
                                  Jonathan J. Fleming
                                  General Partner

                                     *
                             -----------------------------
                             Jeffrey T. Barnes

                                     *
                             -----------------------------
                             Jonathan J. Fleming

                                     *
                             -----------------------------
                             Michael E. Lytton

                                     *
                             -----------------------------
                             Alan G. Walton


*By: /s/ Raymond Charest
     ---------------------------------------
     Raymond Charest as Attorney-in-Fact

     This Agreement to file Amendment No. 2 to Schedule 13D was executed by Raymond Charest pursuant to a Power of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Power of Attorney is incorporated herein by reference and a copy of which are attached hereto as Exhibit 4.

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CUSIP NO. 58606R403                    13D                     PAGE 8 OF 9 PAGES
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                                                                       Exhibit 4
                                                                       ---------
                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above. IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.


                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             by its General Partner, OBP MANAGEMENT IV L.P.


                             By: /s/ Jonathan J. Fleming
                                 -----------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             mRNA FUND II L.P.
                             By its General Partner, OBP MANAGEMENT IV L.P.


                             By: /s/ Jonathan J. Fleming
                                 -----------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


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CUSIP NO. 58606R403                    13D                     PAGE 9 OF 9 PAGES
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                             OBP MANAGEMENT IV L.P.


                             By: /s/ Jonathan J. Fleming
                                 -----------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             /s/ Jeffrey T. Barnes
                             --------------------------------
                             Jeffrey T. Barnes


                             /s/ Mark P. Carthy
                             --------------------------------
                             Mark P. Carthy


                             /s/ Jonathan J. Fleming
                             --------------------------------
                             Jonathan J. Fleming


                             /s/ Michael E. Lytton
                             --------------------------------
                             Michael E. Lytton


                             /s/ Alan G. Walton
                             --------------------------------
                             Alan G. Walton